EXHIBIT 12.1

Alliant Techsystems Inc.

Statement Re: Computation of Ratios

(dollars in thousands)

	2000	2001	2002	2003	2004	Nine Months Ended 3Q 2005
Earnings:
Income from operations before taxes	$87,230	$103,394	$121,334	$197,477	$217,796	$154,309
Plus fixed charges	35,210	35,071	105,608	81,968	63,376	50,860
Earnings	$122,440	$138,465	$226,942	$279,445	$281,172	$205,169

Fixed Charges:
Interest expense, including amortization of debt issue costs	$33,999	$33,738	$103,547	$79,495	$60,327	$48,024
Estimated interest factor of rental expense	1,211	1,333	2,061	2,473	3,049	2,836
Fixed Charges	$35,210	$35,071	$105,608	$81,968	$63,376	$50,860

Ratio of Earnings to Fixed Charges(1)	3.48x	3.95x	2.15x	3.41x	4.44x	4.03x

Implied interest rate on rent	8.0%	8.0%	7.0%	7.0%	7.0%	7.0%

(1)                                  For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.